January 9, 2006

VIA EDGAR AND FACSIMILE

Matt Franker
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

  Re:
  Homex Development Corp.—Registration Statement on Form F-4
  (File No. 333-129100)

Ladies and Gentlemen:

        In accordance with Rule 461 under the Securities Act of 1933, as amended, Homex Development Corp. hereby respectfully requests the acceleration of the effective date of the above-referenced Registration Statement to 5:00 p.m. (Washington, D.C. time) on January 11, 2006, or as soon thereafter as practicable.

        In connection with this request Homex Development Corp. acknowledges that:

  •
  should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

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  the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Homex Development Corp. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  Homex Development Corp. may not assert this action as defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        Please contact Michael Fitzgerald of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5224 once the above-referenced Registration Statement has been declared effective.

Sincerely,
/s/ SCOTT S. ROZIC Scott S. Rozic